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As filed with the Securities and Exchange Commission on December 10, 2004.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MERCER INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-6087550 (I.R.S. Employer Identification Number)

14900 Interurban Avenue South, Suite 282
Seattle, Washington, 98168
(206) 674-4639
(Address and telephone number of registrant's office)

David M. Gandossi
Mercer International Inc.
14900 Interurban Avenue South, Suite 282
Seattle, Washington, 98168
(206) 674-4639
(Name, address and telephone number of agent for service)

Copies to:

H.S. Sangra Sangra Moller 1000 Cathedral Place, 925 West Georgia Street Vancouver, B.C. V6C 3L2 (604) 662-8808	David R. Wilson Heller Ehrman White & McAuliffe LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104-7098 (206) 447-0900

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Debt securities, shares of beneficial interest ($1.00 par value) and preferred stock(2)	$500,000,000(3)	$63,350

(1)
Exclusive of accrued interest and dividends, if any, and estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)
Includes, with respect to each share of beneficial interest, Rights pursuant to the registrant's Rights Agreement, dated as of December 23, 2003 between the registrant and the Rights Agent named therein. Until any triggering event under the Rights Agreement occurs, the Rights trade with, and cannot be separated from, the shares of beneficial interest.

(3)
In no event will the aggregate maximum offering price of all securities issued by the registrant, from time to time, pursuant to this registration statement exceed $500,000,000. Such amount represents the offering price of any shares of beneficial interest, any preferred stock, the principal amount of any debt securities issued at their stated principal amount and the offering price of any debt securities issued at an original discount.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2004. MERCER INTERNATIONAL INC. By this prospectus, we offer up to $500,000,000 of debt securities, shares of beneficial interest and/or preferred stock

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. This means we may sell any of the securities listed above from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer. We will provide specific terms of these securities in supplements to this prospectus. The supplement may also add, update or change information contained in this prospectus and this prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplement carefully before you invest. Our shares of beneficial interest are quoted on the Nasdaq National Market under the symbol "MERCS".

        The aggregate of the offering prices of the securities covered by this prospectus will not exceed $500,000,000.

        The securities may be sold by us directly to investors, through agents or dealers designated from time to time or to or through underwriters. See "Plan of Distribution". If any agents or underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in the applicable prospectus supplement.

        Investing in these securities involves a number of risks, including risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

        Neither the Securities and Exchange Commission, referred to as the "SEC", nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 10, 2004.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the information incorporated by reference into this prospectus, contains "forward-looking statements". They can be identified by words such as "estimates", "projects", "scheduled", "anticipates", "expects", "intends", "plans", "will", "should", "believes", "goal", "seek", strategy" or their negatives or other comparable words. These statements are subject to a number of risks and uncertainties including the risks and uncertainties outlined under "Risk Factors", many of which are beyond our control. We wish to caution the reader that these forward-looking statements are only estimates or predictions, such as statements regarding:

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  development of our business;

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  demand and prices for our products; and

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  future capital expenditures.

        We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual events or results may differ materially due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

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  our level of indebtedness;

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  the cyclical nature of our business;

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  our ability to fully implement our business plan with relation to the development and expansion of our operations as planned, including with respect to the Stendal pulp mills;

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  our ability to manage our capital expenditures and maintenance costs;

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  our ability to efficiently and effectively manage our growth;

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  our exposure to interest rate and currency exchange rate fluctuations;

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  our use of derivatives;

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  fluctuations in the price and supply of our raw materials;

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  our ability to respond to increasing competition;

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  environmental legislation and environmental risks associated with conditions at our facilities;

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  our ability to negotiate acceptable agreements with our employees;

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  our dependence upon German federal and state grants and guarantees;

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  our dependence upon key personnel;

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  potential disruptions to our production and delivery;

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  difficulties or delays in providing certifications under the Sarbanes-Oxley Act of 2002;

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  our insurance coverage; and

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  other regulatory, legislative and judicial developments,

any of which could cause actual results to vary materially from anticipated results.

        We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Important factors that you should also consider, include, but are not limited to, the factors discussed below under "Risk Factors".

MARKET AND INDUSTRY DATA

        In this prospectus, we rely on and refer to information and statistics regarding our market share and the markets in which we compete. We have obtained some of this market share and industry data from internal surveys, market research, publicly available information and industry publications. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. Although we believe this information is reliable, we have not independently verified and cannot guarantee the accuracy and completeness of that information.

EXCHANGE RATES

        As of January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro, as a significant majority of our business transactions are originally denominated in Euros. Accordingly, our financial statements for the years ended December 31, 2002 and 2003 and the nine month periods ended September 30, 2003 and 2004 incorporated by reference in this prospectus are stated in Euros and our financial statements and other financial information for periods prior to the year ended December 31, 2002 incorporated by reference in this prospectus have been restated in Euros. We translate non-Euro denominated assets and liabilities at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period.

        The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, referred to as the "Noon Buying Rate", for the conversion of Euros and Canadian dollars to U.S. dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

	Year Ended December 31,				Nine Months Ended September 30,
	2000	2001	2002	2003	2003	2004
	(€/$)
End of period	1.0646	1.1227	0.9536	0.7938	0.8584	0.8053
High for period	1.2087	1.1945	1.1638	0.9652	0.9652	0.8474
Low for period	0.9697	1.0487	0.9536	0.7938	0.8425	0.7780
Average for period	1.0901	1.1219	1.0660	0.8838	0.9001	0.8158
	(C$/$)
End of period	1.4995	1.5926	1.5800	1.2923	1.3506	1.2649
High for period	1.4349	1.4932	1.5108	1.2923	1.3348	1.2649
Low for period	1.5600	1.6023	1.6129	1.5751	1.5751	1.3970
Average for period	1.4870	1.5518	1.5704	1.3916	1.4267	1.3280

        On December 9, 2004 the Noon Buying Rate for the conversion of Euros and Canadian dollars to U.S. dollars was €0.7534 per U.S. dollar and C$1.2253 per U.S. dollar.

        In addition, the financial statements and certain financial information relating to Stone Venepal (Celgar) Pulp Inc. incorporated by reference in this prospectus are stated in Canadian dollars while we report our financial results in Euros. The following table sets out exchange rates, based on the noon rates as provided by the Bank of Canada, for the conversion of Canadian dollars to Euros in effect at the end of the following periods, the average exchange rates during these periods (based on daily noon rates) and the range of high and low exchange rates for these periods:

	Year Ended December 31,				Nine Months Ended September 30,
	2000	2001	2002	2003	2003	2004
	(C$/€)
End of period	1.4092	1.4185	1.6564	1.6280	1.5734	1.5700
High for period	1.2538	1.2640	1.3682	1.4967	1.4967	1.5563
Low for period	1.5047	1.4641	1.6564	1.6643	1.6643	1.6915
Average for period	1.3707	1.3868	1.4832	1.5826	1.5875	1.6281

        On December 9, 2004, the noon rate for the conversion of Canadian dollars to Euros was C$1.6257 per Euro.

        In this prospectus, please note the following:

  •
  references to "we", "our", "us", "Mercer" or the "Company" mean Mercer International Inc. and its subsidiaries unless the context clearly suggests otherwise;

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  information is provided as of September 30, 2004, unless otherwise stated; and

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  "€" refers to Euros, the lawful currency adopted by most members of the European Union, unless otherwise stated; "$" refers to U.S. dollars; and "C$" refers to Canadian dollars.

MERCER INTERNATIONAL INC.

Our Company

        We manufacture and sell high quality northern bleached softwood kraft pulp. Northern bleached softwood kraft pulp, which is often referred to as "NBSK" pulp, is considered a premium grade of kraft pulp because of its strength and it generally obtains the highest price relative to other kraft pulps. We are the sole kraft pulp producer, and the only producer of pulp for resale, known as "market pulp", in Germany, which is the largest pulp import market in Europe. When production at our recently completed Stendal mill reaches capacity, we believe that we will be one of the largest market pulp producers in Europe. On November 22, 2004, we agreed to acquire, referred to as the "Acquisition", substantially all of the assets of Stone Venepal (Celgar) Pulp Inc., referred to as "Celgar". Such assets are comprised primarily of a modern NBSK pulp mill with an annual production capacity of approximately 430,000 air dried metric tonnes, or "ADMTs", which is located in British Columbia, Canada. The Acquisition is subject to various conditions, including certain regulatory approvals, the expiration or earlier termination of applicable statutory waiting periods under the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, a determination that the Acquisition is of net benefit to Canada under the Investment Canada Act and financing satisfactory to us. After the Acquisition, we will be one of the largest market NBSK pulp producers in the world, with a consolidated annual production capacity of approximately 1.3 million ADMTs. With the Acquisition, the locations of our pulp mills will allow us to service many of our customers on a global basis. We also operate two paper facilities in Germany focused primarily on the production of value-added specialty papers.

        Our wholly owned subsidiary, Rosenthal, owns and operates a modern, efficient, ISO 9002 certified pulp mill in Germany, which produces high quality NBSK pulp. In late 1999, we completed a major capital project which converted the Rosenthal mill to the production of NBSK pulp from sulphite pulp and increased its annual production capacity from approximately 160,000 ADMTs to approximately 280,000 ADMTs, and subsequently to approximately 310,000 ADMTs. The aggregate cost of the project was approximately €361.0 million. The project was financed through a combination of a project loan supported by government guarantees, government grants totaling approximately €101.7 million and an equity investment made by us. We believe that it was the fastest start-up of a large-scale NBSK pulp facility to date. We believe that the Rosenthal mill is one of the lowest-cost producers of NBSK pulp globally with average cash production costs of €300 per ADMT in the nine months ended September 30, 2004. As a result of significant local demand and favorable transportation economics, the majority of our NBSK pulp production at the Rosenthal mill is sold in Germany and other European markets.

        Our 63.6% owned subsidiary, Stendal, implemented a "greenfield" project in August 2002 to construct a new, state-of-the-art, single-line NBSK pulp mill in Germany with a designed annual production capacity of approximately 552,000 ADMTs. Once operating at capacity, we believe the Stendal mill will be one of the largest NBSK pulp mills in Europe. The Stendal mill was constructed under a €716.0 million fixed-price turn-key engineering, procurement and construction contract between Stendal and RWE Industrie-Lösungen GmbH. Construction of the Stendal mill was completed substantially on its planned schedule and budget in the third quarter of 2004. The aggregate cost of the Stendal project is approximately €1.0 billion. The Stendal project was financed through a combination of government grants totaling approximately €274.5 million, low cost, long-term project debt which is largely severally guaranteed by the federal government of Germany and the state government of Sachsen-Anhalt, and equity contributions. The commissioning of the Stendal mill commenced in the third quarter of 2004 and production is scheduled to reach approximately 80% of rated capacity during the first year and to exceed 90% in the second year thereafter. The Stendal mill has been designed to produce pulp with cash production costs below those of the Rosenthal mill. We expect synergies arising from the operation of both the Stendal and the Rosenthal mills, which are located approximately 300 kilometers apart, in the areas of raw materials and supplies procurement, production engineering, sales, maintenance and marketing.

        In addition, we own and operate two paper mills located at Heidenau and Fährbrücke, Germany, which produce specialty papers and printing and writing papers and, based upon their current product mix, have an aggregate annual production capacity of approximately 70,000 ADMTs.

RISK FACTORS

        You should carefully consider the risks described below and the other information in this prospectus or incorporated by reference into this prospectus before deciding whether to invest in the securities offered under this prospectus. The risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. You should also consider the specific risks set forth under the caption "Risk Factors" in the applicable prospectus supplement before making any investment decision with relation to any specific security.

        Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks. The price of the securities offered under this prospectus could decline due to any of these risks, and you may lose all or part of your investment.

        This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and incorporated by reference into this prospectus.

Risks Related to our Company

Our level of indebtedness could negatively impact our financial condition and results of operations.

        As of September 30, 2004, we had approximately €777.5 million of indebtedness outstanding, of which €526.3 million is project debt of Stendal. We may also incur additional indebtedness in the future including in connection with the Acquisition and as provided herein. Our high debt levels may have important consequences for us, including, but not limited to the following:

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  our ability to obtain additional financing to fund future operations or meet our working capital needs or any such financing may not be available on terms favorable to us or at all;

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  a certain amount of our operating cash flow is dedicated to the payment of principal and interest on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;

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  a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations; and

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  our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general.

        Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations may depend in significant part on the success of the Stendal mill and the extent to which we can implement successfully our business and growth strategy. We cannot assure you that the Stendal mill will be successful or that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.

Our business is cyclical in nature.

        The pulp and paper business is cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. The markets for pulp and paper are highly competitive and are sensitive to cyclical changes in industry capacity and in the global economy, all of which can have a significant influence on selling prices and our earnings. Demand for pulp and paper products has historically been determined by the level of economic growth and has been closely tied to overall business activity. During 2001 and 2002, pulp list prices fell significantly. Although pulp prices have improved overall since then, we cannot predict the impact of continued economic weakness in certain world markets or the impact of war, terrorist activity or other events on our markets.

        Our production costs are influenced by the availability and cost of raw materials, energy and labor, and our plant efficiencies and productivity. Our main raw material is fiber in the form of wood chips and pulp logs for pulp production, and waste paper and pulp for paper production. Fiber costs are primarily affected by the supply of, and demand for, lumber and pulp, which are both highly cyclical in nature and can vary significantly by location. Production costs also depend on the total volume of production. Lower operating rates and production efficiencies during periods of cyclically low demand result in higher average production costs and lower margins.

Our Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects.

        Stendal has recently completed construction of the Stendal mill near the town of Stendal, Germany. The aggregate cost of the mill is approximately €1.0 billion. The performance of the Stendal mill will have a material impact on our financial condition and operating performance. The implementation of the Stendal project commenced in 2002 and construction was completed in the third quarter of 2004. Under our current start-up plan, the Stendal mill is undergoing operational testing so that continuous production from the mill can commence. Our ongoing start-up of the Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects which could result in the Stendal mill experiencing operating difficulties or delays in the start-up period and the Stendal mill may not achieve our planned production, timing, quality or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.

Increases in our capital expenditures or maintenance costs could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations.

        Our business is capital intensive. Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital expenditures to bring our operations into compliance with such regulations. In addition, our senior management and board of trustees may approve projects in the future that will require significant capital expenditures. Increased capital expenditures could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations. Further, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any failure by us to efficiently and effectively manage our growth could adversely affect our business.

        Expansion of our business, including, particularly, the integration of the Celgar mill into our operations upon completion of the Acquisition and the commencement of full operations at the Stendal mill, may place strains on our personnel, financial and other resources. In order to successfully manage our growth we must identify, attract, motivate, train and retain skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for these types of personnel is intense. If we fail to efficiently manage our growth and compete for these types of personnel, it could adversely affect the quality of our services and, in turn, materially adversely affect our business and the price of our shares of beneficial interest.

We are exposed to currency exchange rate and interest rate fluctuations.

        Approximately 72% of our sales in the nine months ended September 30, 2004 were in products quoted in U.S. dollars while most of our operating costs and expenses are incurred in Euros. Our results of operations and financial condition are reported in Euros. As a result, our revenues have been adversely affected by the significant decrease in the value of the U.S. dollar relative to the Euro. Such shifts in currencies relative to the Euro would reduce our operating margin and the cash flow available to fund our operations and to service our debt. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Stendal has entered into variable-to-fixed interest rate swaps to fix interest payments under the Stendal project financing facility, which had kept Stendal from benefiting from the general decline in interest rates in the latter part of 2002 and first half of 2003. These derivatives are marked to market at the end of such reporting period and all unrealized gains and losses are recognized in earnings for the relevant reporting periods.

We use derivatives to manage certain risk which has caused significant fluctuations in our operating results.

        A significant amount of our sales revenue is based on pulp sales quoted in U.S. dollars while our reporting currency is Euros and our costs are predominantly in Euros. We therefore use foreign currency derivative instruments primarily to manage against depreciation of the U.S. dollar against the Euro.

        We also use derivative instruments to limit our exposure to interest rate fluctuations. Concurrently with entering into the Stendal financing, Stendal entered into variable-to-fixed rate interest swaps for the full term of the facility to manage its interest rate risk exposure with respect to a maximum aggregate amount of approximately $612.6 million of the principal amount of such facility. Stendal has also entered into currency swaps and a currency forward contract in connection with such facility. Rosenthal also enters into currency swap, currency forward, interest rate and interest cap derivative instruments in connection with its outstanding floating rate indebtedness. Our derivative instruments are marked to market and can materially impact our operating results. For example, our operating results for 2003 and the nine months ended September 30, 2004 included realized and unrealized net gains of €28.5 million and unrealized net losses of €0.3 million, respectively, on the Rosenthal derivatives and realized and unrealized net losses of €12.3 million and unrealized net losses of €0.8 million, respectively, on the Stendal derivatives when they were marked to market.

        If any of the variety of instruments and strategies we utilize are not effective, we may incur losses which may have a materially adverse effect on our business, financial condition, results of operations and cash flow.

        Further, we may in the future use derivative instruments to manage pulp price risks. The purpose of our derivative activity may also be considered speculative in nature; we do not use these instruments with respect to any pre-set percentage of revenues or other formula, but either to augment our potential gains or reduce our potential losses depending on our perception of future economic events and developments.

Fluctuations in the price and supply of our raw materials could adversely affect our business.

        Wood chips and pulp logs comprise the fiber used by the Rosenthal and Stendal mills. The fiber used by our paper mills consists of waste paper and pulp. Such fiber is cyclical in terms of both price and supply. The cost of wood chips and pulp logs is primarily affected by the supply and demand for lumber. The cost of fiber for our paper mills is primarily affected by the supply and demand for paper and pulp. Demand for these raw materials is determined by the volume of pulp and paper products produced globally and regionally. The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including periods of insufficient demand due to weak general economic activity or other causes. The cyclical nature of pricing for these raw materials represents a potential risk to our profit margins if pulp producers are unable to pass along price increases to their customers.

        We do not own any timberlands or have any long-term governmental timber concessions nor do we have any long-term fiber contracts. Although raw materials are available from a number of suppliers, and we have not historically experienced supply interruptions or substantial price increases, our requirements will increase as the Stendal mill approaches its full production capacity and we may not be able to purchase sufficient quantities of these raw materials to meet our production requirements at prices acceptable to us during times of tight supply. In addition, the quality of fiber we receive could be reduced as a result of industrial disputes, material curtailments or shut-down of operations by suppliers, government orders and legislation, acts of god and other events beyond our control. An insufficient supply of fiber or reduction in the quality of fiber we receive would materially adversely affect our business, financial condition, results of operations and cash flow.

        In addition to the supply of wood fiber, we are dependent on the supply of certain chemicals and other inputs used in our production facilities. Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and would harm our reputation. Any material increase in the cost of these chemicals or other inputs could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We operate in highly competitive markets.

        We sell our products primarily in Europe. The markets for our products are highly competitive. A number of other global companies compete in each of these markets and no company holds a dominant position. For both pulp and paper, many companies produce products that are largely standardized. As a result, the primary basis for competition in our markets has been price. Many of our competitors have greater resources and lower leverage than we do and may be able to adapt more quickly to industry or market changes or devote greater resources to the sale of products than we can. There can be no assurance that we will continue to be competitive in the future.

We are subject to extensive environmental regulation and we could have environmental liabilities at our facilities.

        Our operations are subject to numerous environmental laws as well as guidelines and policies. These laws, guidelines and policies govern, among other things:

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  unlawful discharges to land, air, water and sewers;

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  waste collection, storage, transportation and disposal;

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  hazardous waste;

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  dangerous goods and hazardous materials and the collection, storage, transportation and disposal of such substances;

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  the clean-up of unlawful discharges;

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  land use planning;

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  municipal zoning; and

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  employee health and safety.

        In addition, as a result of our operations, we may be subject to remediation, clean up or other administrative orders, or amendments to our operating permits, and we may be involved from time to time in administrative and judicial proceedings or inquiries. Future orders, proceedings or inquiries could have a material adverse effect on our business, financial condition and results of operations.

        Environmental laws and land use laws and regulations are constantly changing. New regulations or the increased enforcement of existing laws could have a material adverse effect on our business and financial condition. In addition, compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.

        We are subject to liability for environmental damage at the facilities that we own or operate, including damage to neighboring landowners, residents or employees, particularly as a result of the contamination of soil, groundwater or surface water and especially drinking water. The costs of such liabilities can be substantial. Our potential liability may include damages resulting from conditions existing before we purchased or operated these facilities. We may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. In addition, we may be held legally responsible for liabilities as a successor owner of businesses that we acquire or have acquired. Except for Stendal, our facilities have been operating for decades and we have not done invasive testing to determine whether or to what extent environmental contamination exists. As a result, these businesses may have liabilities for conditions that we discover or that become apparent, including liabilities arising from non-compliance with environmental laws by prior owners. Because of the limited availability of insurance coverage for environmental liability, any substantial liability for environmental damage could materially adversely affect our results of operations and financial condition.

We are subject to risks related to our employees.

        The majority of our employees are unionized. The collective agreement relating to employees at our paper mills in Germany expires in the third quarter of 2005. We expect to negotiate a new collective agreement with employees at our paper mills in Germany in the fourth quarter of 2005. The collective agreement relating to our pulp workers in Germany expires in the first quarter of 2005. We expect to negotiate a new collective agreement with our pulp workers in Germany in the first half of 2005. Although we have not experienced any work stoppages in the past, there can be no assurance that we will be able to negotiate acceptable collective agreements with our employees upon the expiration of the existing collective agreements. This could result in a strike or work stoppage by the affected workers. The renewal of the collective agreements or the outcome of our wage negotiations could result in higher wages or benefits paid to union members. Accordingly, we could experience a significant disruption of our operations or higher on-going labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We rely on German federal and state government grants and guarantees.

        We currently benefit from a subsidized capital expenditure program and lower cost of financing as a result of German federal and state government grants and guarantees at our Stendal mill. Should either the German federal or state governments fail to honor legislative grants and guarantees at Stendal, this may have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are dependent on key personnel.

        Our future success depends, to a large extent, on the efforts and abilities of our executive and senior mill operating officers. Such officers are industry professionals many of whom have operated through multiple business cycles. Our officers play an integral role in, among other things:

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  sales and marketing;

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  reducing operating costs;

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  identifying capital projects which provide a high rate of return; and

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  prioritizing expenditures and maintaining employee relations.

        The loss of one or more of our officers could make us less competitive in these areas which could materially adversely affect our business, financial condition, results of operations and cash flows. We do not maintain any key person life insurance on any of our executive or senior mill operating officers.

We may experience disruptions to our production and delivery.

        Major production disruptions over an extended period of time, such as disruptions caused by fire, earthquake or flood or other natural disasters, as well as disruptions due to equipment failure due to wear and tear, design error or operator error, among other things, could adversely affect our business, financial condition, results of operation and cash flow. Our operations also depend upon various forms of transportation to receive raw materials and to deliver our products. Any prolonged disruption in any of these transportation networks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may experience difficulties or delays in providing certifications under the Sarbanes-Oxley Act of 2002.

        We are spending a significant amount of management time and external resources to comply with changing laws, regulations and standards relating to financial reporting, internal controls and procedures and public disclosure, including under the Sarbanes-Oxley Act of 2002, or "SOX", new SEC regulations, standards adopted by the Public Company Accounting Oversight Board and Nasdaq Stock Market rules. Specifically, Section 404 of SOX requires management's annual review and evaluation of our internal controls over financial reporting and attestations of the effectiveness of these systems by our management and by our independent registered chartered accountants beginning in 2005.

        We have been undertaking a comprehensive effort since 2003 in preparation for compliance with Section 404 of SOX. We expect to validate any potential control deficiencies and to assess whether or not they rise to the level of significant deficiencies or material weaknesses. We believe that we are prepared to investigate any potential control deficiencies and to remediate them, where appropriate. We are working to complete all of our Section 404 efforts in a timely manner. Although we have made this project a top priority, there can be no assurance that all control deficiencies identified and validated will be remediated in a timely manner. We cannot assure you that our independent auditors will be able to audit or attest to our internal controls, or that any unresolved control deficiencies will not rise to the level of significant deficiencies or material weaknesses. The documentation, testing and review processes required by Section 404 of SOX are new, complex and may be subject to differing interpretations and applications. We do not have significant experience in complying with these requirements. Furthermore, as a result of the Stendal mill being completed, it has transformed from a project construction company to an operating company. We are also continuing to refine and implement consistent internal controls and procedures at Stendal to reflect such change and strengthen and integrate its business practices and internal controls. As a result, we may encounter problems or delays in completing these processes, including delays in remediating any deficiencies that may be identified or implementing any improvements that may be required.

        While we believe that we currently have adequate internal controls over financial reporting, in the event that our principal executive officer, principal financial officer or independent registered chartered accountants determine that our controls over financial reporting are not effective as required by Section 404, investor perceptions of us may be adversely affected and, among other things, this could cause a decline in the market price of our securities.

Our insurance coverage may not be adequate.

        We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our pulp and paper mills. Our insurance is subject to various limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by, or exceed the limits of, our insurance coverage.

Our declaration of trust, shareholder rights plan and Washington State law may have anti-takeover effects which will make an acquisition of our company by another company more difficult.

        Our board of trustees is divided into three classes of trustees with staggered terms. The existence of a classified board may render certain hostile takeovers more difficult and make it more difficult for a third party to acquire control of our Company in certain instances, thereby delaying, deferring or preventing a change in control that a holder of our shares of beneficial interest might consider in its best interest. Further, if shareholders are dissatisfied with the policies and/or decisions of our board of trustees, the existence of a classified board will make it more difficult for the shareholders to change the composition (and therefore the policies) of our board of trustees in a relatively short period of time.

        We have adopted a shareholder rights plan pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock or shares of beneficial interest upon the happening of certain events. These rights could generally discourage a merger or tender offer for our shares of beneficial interest that is not approved by our board of trustees by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on a takeover attempt that a shareholder might consider to be in its best interest.

        Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of such measures may be adopted without any further vote or action by the holders of our shares of beneficial interest. These measures may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of our shares of beneficial interest might consider in its best interest.

        We are subject to the provisions of the Revised Code of Washington, Chapter 23B.19, which prohibits a Washington corporation, including our Company, from engaging in any business combination with an "acquiring person" for a period of five years after the date of the transaction in which the person became an acquiring person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales as well as certain transactions resulting in a financial benefit to the acquiring person. Subject to certain exceptions, an "acquiring person" is a person who, together with affiliates and associates, owns, or within five years did own, 10% or more of the corporation's voting stock. See "Description of Capital Stock — Anti-takeover Provisions".

SECURITIES WE MAY OFFER

Types of Securities

        The types of securities that we may offer and sell from time to time by this prospectus are:

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  debt securities, which may be issued in one or more series;

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  preferred stock; and

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  shares of beneficial interest.

        The aggregate initial offering price of all securities sold will not exceed $500,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or dealers or directly to purchasers.

Prospectus Supplements

        This prospectus is part of a "shelf" registration statement that we filed with the SEC. By using a shelf registration statement, we may sell up to $500,000,000 offering price of any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus provides you with a general description of the debt securities, preferred stock and shares of beneficial interest we may offer. These summaries are not meant to be a complete description of each security. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add to or change information contained in this prospectus. In that case, the prospectus supplement should be read as superseding this prospectus.

        In each prospectus supplement, which will be attached to the front of this prospectus, we will include the following information:

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  the type and amount of securities which we propose to sell;

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  the offering price of the securities;

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  the names of the underwriters, agents or dealers, if any, through or to which we sell the securities;

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  the compensation, if any, of those underwriters, agents or dealers;

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  if applicable, information about the securities exchanges or automated quotation systems on which the securities will be listed or traded;

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  material United States federal income tax considerations applicable to the securities, where necessary; and

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  any other material information about the offering and sale of the securities.

        For more details on the terms of the securities, you should read the exhibits filed with our registration statement, of which this prospectus is part, and to the documents filed with the SEC in connection with any particular offering of securities. You should also read both this prospectus and any prospectus supplement, together with additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Information by Reference".

        The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

USE OF PROCEEDS

        Except as may otherwise be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities that we may offer and sell from time to time by this prospectus:

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  for general corporate and working capital purposes;

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  repaying existing indebtedness;

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  acquiring companies in businesses related to ours including the Acquisition; and

  •
  as otherwise disclosed in any supplement to this prospectus.

        The prospectus supplement for a particular offering will provide a more detailed description of the use of net proceeds from such offering.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
						Nine Months Ended September 30, 2004
	1999(1)	2000	2001	2002	2003
Ratio of earnings to fixed charges(2)	—(3)	3.11	0.83(3)	—(3)	0.32(3)	—(3)

(1)
In 1999, we effected the conversion of our Rosenthal mill from a sulphite to a kraft process, which resulted in production downtime from July to December of that year.

(2)
For purposes of computing the ratio of earnings to fixed charges, earnings consists of income before income taxes, minority interest, income (loss) from equity investee and fixed charges. Fixed charges consist of interest expense plus capitalized interest.

(3)
For the years ended December 31, 1999, 2001, 2002 and 2003, our deficiency of earnings to fixed charges was €44.0 million, €2.7 million, €20.7 million and €19.5 million, respectively. For the nine months ended September 30, 2004, our deficiency of earnings to fixed charges was €43.2 million.

DESCRIPTION OF DEBT SECURITIES

        We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of the debt securities that we anticipate will be common to all series which we may offer and sell by this prospectus which description does not purport to be a complete description of such debt securities. Most of the financial and other terms of any series of debt securities that we offer and any differences from the common terms will be described in the prospectus supplement to be attached to the front of this prospectus. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities described in this prospectus.

        As required by U.S. federal law for all bonds and notes of companies that are publicly offered, a document referred to as an "indenture" will govern any debt securities that we issue. An indenture is a contract between us and a financial institution acting as trustee on your behalf. On December 10, 2004, we entered into an indenture with Wells Fargo Bank, N.A., which acts as trustee, relating to the debt securities that are offered by this prospectus. The indenture is subject to the Trust Indenture Act of 1939. The trustee has the following two main roles:

  •
  the trustee can enforce your rights against us if we default, however there are some limitations on the extent to which the trustee acts on your behalf, which are described later in this prospectus; and

  •
  the trustee will perform certain administrative duties for us, which include sending you interest payments and notices.

        As this section is a summary of the material terms of the debt securities being offered by this prospectus, it does not describe every aspect of the debt securities. We urge you to read the indenture, any supplemental indenture and any other documents we file with the SEC relating to the debt securities because the indenture, supplemental indenture and those other documents, and not this description, will define your rights as a holder of our debt securities. Accordingly, the following summary is qualified in its entirety by reference to the provisions of the indenture. We have filed the indenture as an exhibit to the registration statement that we have filed with the SEC, and we will file any such other document as an exhibit to an annual, quarterly or current report that we file with the SEC. See "Where You Can Find More Information" and "Incorporation of Certain Information by Reference" for information on how to obtain copies of the indenture and any such other document. References to the "indenture" mean the indenture that defines your rights as a holder of debt securities that we have filed as an exhibit to the registration statement relating to this offering or will file as an exhibit to an annual, quarterly or current report that we file with the SEC. Certain defined terms used in this section "Description of Debt Securities" and not otherwise defined have the meaning ascribed to them in the indenture filed with the registration statement referred to above.

General

        The debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we are authorized to issue from time to time.

        You should read the prospectus supplement for the following terms of the series of debt securities offered by the prospectus supplement and this description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series. Our board of trustees will establish the following terms before issuance of the series:

  •
  the designation of the debt securities being offered;

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  whether such debt securities are senior debt securities or subordinated debt securities;

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  the authorized denominations if other than $1,000 (or integrals of $1,000) for registered debt securities;

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  any limit on the aggregate principal amount of such debt securities;

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  the percentage of their principal amount at which such debt securities will be issued;

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  the maturity date or dates of such debt securities;

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  the annual interest rate or rates, if any, which may be fixed or variable; and the manner of calculating any variable interest rate;

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  the date or dates from which interest, if any, will accrue (or the method of determining such date or dates), and the interest payment dates and, in the case of registered securities, their associated record dates;

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  whether we may redeem such debt securities and, if so, the redemption period or periods; redemption price or prices, and other applicable terms of redemption;

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  the obligation, if any, of ours to redeem, purchase or repay such debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the holder thereof and, if so, the redemption period or periods; redemption price or prices, and other applicable terms of redemption;

  •
  provisions for the defeasance of such debt securities;

  •
  the form in which we will issue debt securities (registered or bearer), any restrictions on the exchange of one form for another and on the offer, sale and delivery of debt securities in either form;

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  whether and under what circumstances we will pay additional amounts on debt securities in respect of specified taxes, assessments or other governmental charges withheld or deducted, and if so, whether we have the option to redeem the affected debt securities rather than pay such additional amounts;

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  the terms, if any, upon which such debt securities of the series may be convertible into other securities and the terms and conditions upon which such conversion shall be effected, including the initial conversion price and the date on which the right to convert expires;

  •
  any exchanges on which such debt securities will be listed;

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  limitations or restrictions, if any, on the incurrence of additional debt, liens or leaseback transactions and other applicable covenants;

  •
  whether such debt securities are to be issued in global form and, if so, the identity of the depositary for such global securities;

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  the place or places where the principal of, premium, if any, interest, if any, and certain additional amounts required in respect of taxes owed to holders of debt securities, if any, on such debt securities is payable;

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  if the amount of principal of and interest on such debt securities may be determined with reference to an index based on a currency other than that in which such debt securities are denominated, the manner of determining such amounts;

  •
  the portion of the principal amount (if other than the entire principal amount) of the debt securities payable upon declaration of acceleration of their maturity date;

  •
  the form and terms of any certificates, documents or conditions required, if any, for the issuance of debt securities in definitive form;

  •
  any trustees, depositories, authenticating or paying agents, transfer agents, registrars or any other agents with respect to such debt securities; and

  •
  any other terms of such debt securities.

        No service charge will be made for any transfer or exchange of the debt securities except to cover any tax or other governmental charge. The prospectus supplement for any debt securities issued above par or with an original issue discount will state any applicable material federal income tax consequences and other special considerations.

Absence of Restrictive Covenants

        We are not restricted by the indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on our property for any purpose, except as may be described in any supplemental indenture, in an applicable prospectus supplement and as determined by our board of trustees. The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. The indenture does not contain provisions which afford holders of the debt securities protection in the event of a highly leveraged transaction involving us.

Merger and Consolidation

        The indenture provides that we will not consolidate with or merge into any other corporation or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all our assets to any person or entity unless either we shall be the continuing corporation or:

  •
  the successor is an entity organized under the laws of the United States or any state in the United States, the District of Columbia, or under the laws of Canada or any province or territory in Canada;

  •
  the successor expressly assumes our obligations under such indenture and the debt securities issued thereunder;

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  immediately after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default under the indentures, shall have occurred and be continuing; and

  •
  certain other conditions are met.

        The indenture provides that, upon any consolidation, merger, sale or conveyance in accordance with the preceding paragraph and upon any such assumption by the successor entity, such successor entity shall be substituted for us with the same effect as if such successor entity had been named as us. Supplemental indentures in respect of any series of debt securities may have different or more restrictive limitations on such transactions.

Satisfaction and Discharge; Defeasance

        An indenture will cease to be in effect if at any time (1) we have delivered all relevant debt securities to the trustee for cancellation or (2) all debt securities not so delivered have become due and payable, will become due and payable within one year or are to be called for redemption within one year and we have deposited or caused to be deposited with the trustee an amount sufficient to pay all principal (and premium, if any), interest, if any, and additional amounts, if any, to the date of maturity or redemption, and, in each case, we have paid or caused to be paid all other sums payable with respect to such debt securities.

        If specified in the applicable prospectus supplement, we will, at our option, either be discharged from our obligations under the outstanding debt securities of a series or cease to be under any obligation to comply with any term, provision, condition or covenant specified applicable to such series upon satisfaction of the following conditions:

  •
  we have irrevocably deposited with the trustee in trust either money, or obligations issued or guaranteed by the United States of America sufficient to pay and discharge the entire indebtedness of all the outstanding debt securities of such series, or fulfilled such other terms and conditions specified in the applicable prospectus supplement;

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  we have paid or caused to be paid all other sums payable with respect to the outstanding debt securities of such series;

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  the trustee has received an officers' certificate and opinion of legal counsel each stating that all conditions precedent have been complied with; and

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  the trustee has received an opinion of tax counsel confirming that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option to defease and discharge our obligations under the indenture with respect to such series and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred.

Modification of the Indenture

        The indenture provides that we and the trustee thereunder may, without the consent of any holders of debt securities, enter into supplemental indentures for the purposes of, among other things:

  •
  adding to our covenants and making a default of such covenant an event of default;

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  establishing the form or terms of debt securities and adding or changing any provision necessary to permit or facilitate the issuance of a new series of debt securities;

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  evidencing a successor to us or a successor or additional trustee in accordance with the terms of such indenture;

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  conveying, transferring, assigning, mortgaging or pledging any property to or with the trustee; or

  •
  curing ambiguities, defects or inconsistencies in such indenture.

provided that such action shall not adversely affect the interests of the holders of any series of debt securities in any material respect.

        The indenture contains provisions permitting us, with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of all affected series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such indenture or modifying the rights of the holders of the debt securities of such series, except that no such supplemental indenture may, without the consent of the holders of all the outstanding debt securities affected thereby, among other things:

        (1)   (a) change the fixed maturity of any debt securities, (b) reduce their principal amount or premium, if any, (c) reduce the rate or extend the time of payment of interest or any additional amounts payable on the debt securities, (d) reduce the amount due and payable upon acceleration of the maturity of the debt securities or the amount provable in bankruptcy or (e) make the principal of, or any interest, premium or additional amounts on, any debt security payable in a coin or currency different from that provided in the debt security;

        (2)   impair the right to initiate suit for the enforcement of any such payment on or after the stated maturity or scheduled redemption date of the debt securities; or

        (3)   reduce the percentage of debt securities, stated above, required for consent of the holders of the debt securities to any modification described above, or the percentage required for the consent of the holders to waive defaults.

Events of Default

        An event of default in respect of any series of debt securities (unless it is either inapplicable to a particular series or has been modified or deleted with respect to any particular series) is defined in the indenture to be:

        (1)   a default in the payment of principal of (and premium, if any, on) such series of debt securities when due and payable, whether payable at maturity, upon redemption, by declaration or otherwise;

        (2)   a default for 30 days in the payment when due of interest or additional amounts, if any, on such series of debt securities;

        (3)   a default for 90 days after a notice of default with respect to the performance of any other covenant or agreement applicable to the debt securities or contained in the indenture;

        (4)   a default by us or any Significant Subsidiary in any payment of $10,000,000 or more of principal of or interest on any Debt or in the payment of $10,000,000 or more on account of any guarantee in respect of Debt, beyond any period of grace that the instrument or agreement under which such Debt or guarantee was created (for these purposes, the term "Significant Subsidiary" is defined as any Subsidiary of ours, that, at any time, has at least 5% of the consolidated revenues of Mercer and our Subsidiaries at such time as reflected in our most recent annual audited consolidated financial statements. The terms "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed; and "Subsidiary" means any corporation or other entity of which at least a majority of the outstanding stock or other beneficial interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other governing body of such corporation or other entity (irrespective of whether or not at the time stock or other beneficial interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time owned by us, and/or by one or more of our Subsidiaries; and

        (5)   certain events of bankruptcy, insolvency or reorganization.

        If an event of default described in items (1) through (4) above occurs with respect to any series, the trustee or the holders of at least 25% in aggregate principal amount of all debt securities then outstanding affected by the event of default may declare the principal (or, in the case of discounted debt securities, the amount specified in their terms) of all debt securities of the affected series to be due and payable.

        If any event of default described in item (5) above occurs, the trustee or the holders of at least 25% in aggregate principal amount of all the debt securities then outstanding (voting as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in their terms) of all outstanding debt securities not already due and payable to be due and payable.

        If the principal amount of debt securities has been declared due and payable, the holders of a majority in aggregate principal amount of the outstanding debt securities of the applicable series (or of all the outstanding debt securities) may waive any event of default with respect to that series (or with respect to all outstanding debt securities) and rescind and annul a declaration of acceleration if:

  •
  we pay, or deposit with the trustee a sum sufficient to pay, all required payments on the debt securities which shall have become due otherwise than by acceleration, with interest, plus certain fees, expenses, disbursements and advances of the trustee; and

  •
  all defaults under the indenture have been remedied.

        The indenture provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of such series waive any past default under such indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest, if any, on any of the debt securities of such series or (2) in respect of a covenant or provision of such indenture which, under the terms of such indenture, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of such series affected thereby.

        The indenture contains provisions entitling the trustee thereunder, subject to the duty of the trustee during an event of default in respect of any series of debt securities to act with the required standard of care, to be indemnified by the holders of the debt securities of such series before proceeding to exercise any right or power under such indenture at the request of the holders of the debt securities of such series.

        The indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or additional amounts, if any, on any of the debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of such series.

        We will be required to furnish annually to each trustee a certificate as to compliance with all conditions and covenants under the indentures.

Notices

        Except as otherwise provided in the indenture, notices of meetings to holders of bearer securities will be given by publication at least twice in a daily newspaper in the City of New York and in such other city or cities as may be specified in such bearer securities and will be mailed to such persons whose names and addresses were previously filed with the trustee under the applicable indenture, within the time prescribed for the giving of such notice. Notices to holders of registered securities will be given by mail to the addresses of such holders as they appear in the security register.

Global Securities

        The debt securities of a series may be issued in whole or in part as one or more global securities that will be deposited with, or on behalf of, a depositary located in the United States or a common depositary located outside the United States identified in the prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form, and in either temporary or definitive form.

        The specific terms of the depositary arrangement with respect to any debt securities of a series will be described in the prospectus supplement relating to such series.

Limitations on Issuance of Bearer Securities

        Generally, in compliance with United States federal income tax laws and regulations, bearer securities other than bearer securities with a maturity not exceeding one year from the date of issue, may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) or delivered in connection with their sale during the restricted period in the United States or its possessions or to

United States persons (each as defined below) other than to an office located outside the United States or its possessions of a United States financial institution (within the meaning of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6)) purchasing for its own account or for resale or for the account of certain customers that agrees in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c) (2) (i) (D) (l)(iii)(B). Any underwriters, agents and dealers participating in the offering of debt securities must agree that they will not offer or sell any bearer securities in the United States or its possessions, or to United States persons (other than the financial institutions described above) or deliver bearer securities within the United States or its possessions.

        Bearer securities and their interest coupons will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code". The Internal Revenue Code sections referred to in the legend provide that, with certain exceptions, a United States person holding a bearer security or coupon will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on a sale, exchange or redemption of such bearer security or coupon.

        As used in this prospectus, "United States person" means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate or trust the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States fiduciaries have the authority to control all substantial decisions. The term "United States" means the United States of America (including the States thereof and the District of Columbia) and "possessions" of the United States include the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

Concerning the Trustee

        The Trustee assumes no responsibility for this prospectus and has not reviewed or undertaken to verify any information contained in this prospectus.

DESCRIPTION OF CAPITAL STOCK

        Set forth below is a general description of the terms and provisions of our share capital which we may offer and sell by this prospectus which description does not purport to be a complete description of such share capital. Reference is made to the more detailed provisions of, and such descriptions are qualified in their entirety by reference to, our Restated Declaration of Trust, as amended, and Trustees' Regulations, which are incorporated by reference in the registration statement that we filed with the SEC, of which this prospectus is a part. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

        We are authorized to issue an unlimited number of shares of beneficial interest, $1.00 par value and 50,000,000 preferred shares issuable in series. As of December 9, 2004, there were 18,074,229 shares of beneficial interest and no preferred shares of any series issued and outstanding.

Shares of Beneficial Interest

        Each share of beneficial interest entitles the holder to one vote at a meeting of our shareholders. However, under our Restated Declaration of Trust, as amended, cumulative voting in the election of trustees is not permitted. The shares of beneficial interest are entitled to dividends when, as and if declared by our board of trustees from time to time. Upon our liquidation, dissolution or winding up, the holders of our shares of beneficial interest are entitled to participate pro rata in any distribution of our assets (in cash or in kind or partly each) after the payment of all liabilities, subject to the rights of holders of preferred shares.

Preferred Shares

        We are authorized to issue preferred shares from time to time and to: (i) divide the preferred shares into one or more series; (ii) designate the number of shares of each series and the designation thereof; (iii) fix and determine the relative rights and preferences as between series including, but not limited to, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price and liquidation preferences (if and to the extent that any such rights are to be applicable to any such series); and (iv) amend the relative rights and preferences of any series that is wholly unissued.

        There are 500,000 Series A Junior Participating Preferred Shares, referred to as the "Series A Preferred Shares", and 3,500,000 Cumulative Retractable Convertible Preferred Shares, Series B, referred to as the "Series B Preferred Shares", authorized.

Series A Preferred Shares

        The Series A Preferred Shares are entitled to receive, subject to the rights of holders of preferred shares ranking prior to the Series A Preferred Shares, quarterly dividends, when, as and if declared by our trustees, in an amount equal to the greater of (i) $10 or (ii) 100 times the dividends declared on our shares of beneficial interest. We are required to declare a dividend on the Series A Preferred Shares immediately after we declare a dividend on our shares of beneficial interest and all dividends declared are cumulative but do not bear interest.

        In the event that dividends declared on the Series A Preferred Shares are in arrears for six quarterly periods, all holders of our preferred shares with dividends in arrears for six quarterly periods, irrespective of the series, voting as a class, have the right to elect two trustees at a meeting of our shareholders. However, the term of any trustee so elected terminates upon the payment of outstanding dividends. When dividends on the Series A Preferred Shares are in arrears: (i) we cannot declare or pay dividends on, or make any other distribution on, or redeem or purchase, any shares ranking junior to the Series A Preferred Shares; (ii) declare or pay dividends on, or make any other distributions on, any shares ranking on parity with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity shares on which dividends are payable or in arrears on a pro rata basis; (iii) redeem or purchase shares ranking on parity with the Series A Preferred Shares, except that we may redeem or purchase such parity shares in exchange for shares ranking junior to the Series A Preferred Shares; or (iv) purchase any Series A Preferred Shares or shares ranking on parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as our trustees determine in good faith will result in a fair and equitable treatment among the respective shares.

        Upon our liquidation, dissolution or winding up, no distribution may be made to holders of shares ranking junior to the Series A Preferred Shares unless, prior thereto, the holders of Series A Preferred Shares have received $100 per share plus an amount equal to accrued and unpaid dividends thereon, whether or not declared. Following such payment, holders of Series A Preferred Shares are not entitled to any additional distributions and holders of Series A Preferred Shares and holders of our shares of beneficial interest are entitled to receive a pro rata share of our remaining assets to be distributed.

        In the event that we enter into any consolidation, merger, combination or other transaction in which shares of beneficial interest are exchanged for securities, cash and/or other property, the Series A Preferred Shares shall at the same time be similarly exchanged in an amount per share equal to 100 times the aggregate amount of the securities, cash and/or other property into which each share of beneficial interest is exchanged.

        Each Series A Preferred Share entitles the holder thereof to 100 votes on all matters submitted to a vote of our shareholders.

Series B Preferred Shares

        The Series B Preferred Shares are issuable at a price of $20 per share and are entitled to receive dividends, when, as and if declared by our board of trustees, in priority to the payment of dividends on any shares ranking junior to the Series B Preferred Shares, at up to 4% per annum (but not less than 1%) on the amount paid up on the Series B Preferred Shares. Such dividends are cumulative and are payable in arrears.

        In the event of our liquidation, dissolution or winding up, holders of Series B Preferred Shares are entitled to receive $20 per share plus all accrued and unpaid dividends thereon before any distribution is made to holders of shares ranking junior to the Series B Preferred Shares. Following such payment, holders of Series B Preferred Shares are not entitled to any further distribution of our assets.

        We are entitled from time to time to purchase all or any part of the outstanding Series B Preferred Shares on the open market or otherwise. Holders of Series B Preferred Shares have the right to have all their shares redeemed by us after January 1, 2004 at a price equal to the amount paid up on each such share plus all accrued and unpaid dividends thereon. Holders of Series B Preferred Shares also have the right to convert up to 10% of the issued and outstanding Series B Preferred Shares in any one-year period into shares of beneficial interest at a conversion ratio of $20 per share plus all accrued and unpaid dividends thereon, divided by the issue price of $20 per share.

        As long as any Series B Preferred Shares are outstanding, we may not, without the approval of holders of Series B Preferred Shares, declare or pay or set aside for payment any dividends on any shares ranking junior to the Series B Preferred Shares (other than dividends payable in such junior shares), unless all dividends payable on the Series B Preferred Shares and all other shares ranking on priority with the Series B Preferred Shares with respect to the payment of dividends have been paid or set aside for payment.

        The Series B Preferred Shares are not entitled to receive notice of, to attend or to vote at any meeting of our shareholders.

Rights Plan

        The following summary of certain material provisions of our rights plan is not complete and these provisions, including definitions of certain terms, are qualified by reference to the rights plan on file with the SEC.

        On November 11, 2003, our board of trustees declared a dividend of one preferred stock purchase right for each share of beneficial interest outstanding to our shareholders of record on December 31, 2003. As long as the rights are attached to our shares of beneficial interest, we will issue one right (subject to adjustment) with each new share of beneficial interest we issue so that all shares of beneficial interest will have rights attached. When exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a Series A Preferred Share at an exercise of $75.00, subject to adjustment. Upon the earlier of ten days following the date that a person or group: (i) acquires 15 percent of the aggregate of our outstanding shares of beneficial interest and shares of beneficial interest issuable upon conversion of our outstanding 8.5% convertible senior subordinated notes as if the then outstanding notes had been fully converted, referred to as the "Issuable Note Shares"; or (ii) announces a tender offer or exchange offer for our outstanding shares of beneficial interest that could result in the offeror becoming the beneficial owner of 15 percent or more of the aggregate of our outstanding shares of beneficial interest and Issuable Note Shares, the rights granted to our shareholders will become exercisable to purchase our shares of beneficial interest at a price substantially discounted from the then applicable market price of our shares of beneficial interest.

        Pursuant to our rights plan, the occurrence of certain events involving a person or group becoming the beneficial owner of 15 percent or more of our outstanding shares of beneficial interest and Issuable Note Shares (subject to limited exceptions) shall constitute a "Triggering Event". Upon the occurrence of a Triggering Event, the rights shall entitle holders, pursuant to the rights plan, to receive shares of beneficial interest in lieu of preferred shares at a price and upon terms that could cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our trustees.

        These rights could generally discourage a merger or tender offer involving the securities of the Company that is not approved by our board of trustees by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer. The description and terms of the rights are set forth in a rights agreement, dated as of December 23, 2003. Shares issued upon conversion of the notes are subject to the rights plan. The rights agreement will expire on December 31, 2005.

Anti-takeover Provisions

Washington Law

        We are subject to the provisions of the Revised Code of Washington, Chapter 23B.19 which prohibits a Washington corporation, including our Company, from engaging in any business combination with an "acquiring person" for a period of five years after the date of the transaction in which the person became an acquired person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the acquired person. Subject to certain exceptions, an "acquired person" is a person who, together with affiliates and associates, owns, or within five years did own, 10% or more of the corporation's voting stock.

Declaration of Trust

        Our board of trustees has the authority to issue up to 50,000,000 preferred shares, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our shares of beneficial interest. The rights of the holders of any preferred shares that may be issued in the future may adversely affect the rights of the holders of the shares of beneficial interest. The issuance of the preferred stock, while providing us with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the shares of beneficial interest, and as a result, the issuance of the preferred stock could have a material adverse effect on the market value of the shares of beneficial interest. Our board of trustees designated 110,000 shares of preferred stock as Series A Preferred Shares in connection with the implementation of our shareholder rights plan described above.

        Our board of trustees is divided into three classes of trustees with staggered terms. Trustees are elected to three-year terms and the term of one class of trustees expires each year. The existence of a classified board is designed to provide continuity and stability to our management, which results from trustees serving the three-year, rather than one-year terms. The existence of a classified board is also designed to render certain hostile takeovers more difficult. The existence of a classified board may therefore have the effect of making it more difficult for a third party to acquire control of our Company in certain instances, thereby delaying, deferring or preventing a change in control that a holder of shares of beneficial interest might consider in its best interest. Further, if shareholders are dissatisfied with the policies and/or decisions of the board of trustees, the existence of a classified board will make it more difficult for the shareholders to change the composition (and therefore the policies) of the board of trustees in a relatively short period of time.

        Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of such measures may be adopted without any further vote or action by the holders of the shares of beneficial interest.

Transfer Agent and Registrar

        The transfer agent and registrar for our shares of beneficial interest is Mellon Trust Company.

PLAN OF DISTRIBUTION

        We may sell the securities offered by this prospectus and a prospectus supplement from time to time in one or more transactions as follows:

  •
  through agents;

  •
  to or through underwriters;

  •
  through dealers;

  •
  directly by us to purchasers; or

  •
  through a combination of any such methods of sale.

        We, directly or through agents or dealers, may sell, and the underwriters may resell, the securities from time to time in one or more transactions, including:

  •
  transactions on the Nasdaq National Market or any other organized market where the securities may be traded;

  •
  in the over-the-counter market;

  •
  in negotiated transactions; or

  •
  through a combination of any such methods of sale.

        The securities may be sold at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We will describe the method of distribution of the securities to be sold in the applicable prospectus supplement.

        Agents designated by us from time to time may solicit offers to purchase the securities. We will name any such agent involved in the offer or sale of the securities and set forth any compensation in the form of discounts, concessions or commissions payable by us or our purchasers to such agent in a prospectus supplement relating to any such offer and sale of securities. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter of the securities, as that term is defined in the Securities Act of 1933, as amended.

        If underwriters are used in the sale of securities, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. Such compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price. We will describe any such activities in the prospectus supplement.

        Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for our shares of beneficial interest, which are quoted on the Nasdaq National Market, and any underwriters or dealers will not be obligated to make a market in the securities. We cannot give any assurance as to the liquidity of the trading market for any of the securities we may offer.

        If a dealer is used in the sale of the securities, we or an underwriter will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

        We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended with respect to any resale of the securities. The prospectus supplement will describe the terms of any such sales, including the terms of any bidding, auction or other process, if utilized.

        We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        The underwriters in our offering of our securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us.

        Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates, may engage in transactions with or perform services for us and our subsidiaries in the ordinary course of their business.

LEGAL MATTERS

        The validity of the securities offered hereby and certain other legal matters in connection with the issuance and sale of the securities will be passed upon for the Company by Heller Ehrman White & McAuliffe LLP, Seattle, Washington.

EXPERTS

        The consolidated financial statements of the Company as at December 31, 2003 and for the year then ended incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The annual audited consolidated balance sheet of the Company as at and for the year ended December 31, 2002 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the years ended December 31, 2002 and 2001 incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2003 have been so included in reliance on the report of Peterson Sullivan P.L.L.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The annual audited balance sheets of Celgar as at and for the years ended December 31, 2003 and 2002 and the related statements of loss and deficit and cash flows incorporated by reference in this prospectus from the Company's Current Report on Form 8-K/A filed on December 10, 2004 have been so included in reliance on the report of Deloitte & Touche LLP, independent registered chartered accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended, that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities being offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are available to the public from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the public reference rooms. The documents that we have filed with the Canadian securities regulatory authorities are available on the World Wide Web at http://www.sedar.com. Our shares of beneficial interest are quoted on the Nasdaq National Market and are listed on the Toronto Stock Exchange. Reports, proxy and information statements and other information concerning us can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C., 20006-1506.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it. This permits us to disclose important information to you by referring you to those documents. Any information referred in this way is considered part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information, but will not constitute a part of this prospectus. We incorporate by reference in this prospectus the following documents which have been filed with the SEC:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  Our Proxy Statement on Schedule 14A filed with the SEC on April 29, 2004 excluding the sections entitled "Report of the Trustees on Executive Compensation" and "Performance Graph";

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004; and

  •
  Our Current Reports on Form 8-K filed with the SEC on April 28, 2004 (relating to the filing of an employment contract for Jimmy S.H. Lee), July 22, 2004, November 23, 2004 and Form 8-K/A filed with the SEC on December 10, 2004.

        We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell in any jurisdictions where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide promptly without charge to you, upon written or oral request, a copy of any document incorporated by reference in this, other than exhibits to these documents unless the exhibits are specifically incorporated by reference in these documents. Requests should be directed as follows:

Mercer International Inc. 14900 Interurban Avenue South Suite 282 Seattle, Washington USA 98168 Telephone: (206) 674-4639 Attention: Investor Relations	Mercer International Inc. 650 West Georgia Street Suite 2840, P.O. Box 11576 Vancouver, British Columbia V6B 4N8 Canada Telephone: (604) 684-1099 Attention: Investor Relations

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses payable by us in connection with the distribution of the securities being registered. All the amounts shown are estimates, except the SEC registration and filing fee.

SEC Registration and Filing Fee	$63,350
Blue sky qualification fees and expenses	7,500
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	20,000
Printing Expenses	5,000
Trustees and Transfer Agent Fees and Expenses	10,000
Miscellaneous Expenses	5,000

Total	$160,850

        All fees and expenses, other than the SEC registration and filing fee, are estimated.

Item 15.    Indemnification of Directors and Officers

        Section 23.90.060 of the Massachusetts Trust Act of 1959 (the "Massachusetts Act") provides that certain sections of the Washington Business Corporation Act (the "Corporation Act") relating to the limitation of liability of directors and their indemnification apply to companies organized under the Massachusetts Act. Section 23B.08.320 and Sections 23B.08.500 to 23B.08.600 set out provisions relating to the limitation of liability and indemnification of directors and officers of a corporation. Section 23B.08.320 of the Corporation Act provides that a company's the articles of incorporation may contain provisions not inconsistent with law that eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, other than for certain acts or omissions, including those than involve the intentional misconduct by a director or a knowing violation of law by a director. Section 6.1 of the Restated Declaration of Trust, as amended, of Mercer provides that no trustee, officer or agent of the Trust shall be liable to the Trust or any trustee for any act or omission of any other trustee, shareholder, officer or agent of the Trust or to be held to any personal liability whatsoever in tort, contract or otherwise in connection with the affairs of the Trust except only that arising from his own willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

        Section 23B.08.560 of the Corporation Act provides that if authorized by (i) the articles of incorporation, (ii) a bylaw adopted or ratified by the shareholders, or (iii) a resolution adopted or ratified, before or after the event, by the shareholders, a company will have the power to indemnify directors made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations on indemnification contained in Section 23B.08.510 through 23B.08.550 of the Corporation Act, provided that no such indemnity shall indemnify any director (i) for acts or omissions that involve intentional misconduct by the director or a knowing violation of the law by the director, (ii) for conduct violating Section 23B.08.310 of the Corporation Act, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

        Section 6.4 of the Restated Declaration of Trust, as amended, of Mercer provides that any person made a party to any action, suit or proceeding, or against whom a claim or liability is asserted by reason of the fact that he, his testator or intestate was or is a trustee, officer or agent of the Trust or active in such capacity on behalf of the Trust, shall be indemnified and held harmless by the Trust against judgments, fines, amounts paid on account thereof (whether in settlement or otherwise) and reasonable expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense of such action, suit, proceeding, claim or alleged liability or in connection with any appeal therein, whether or not the same proceeds to judgment or is settled or otherwise brought to a conclusion; provided, however, that no such person shall be so indemnified or reimbursed for any claim, obligation or liability which arose out of the trustee's, officer's or agent's willful misfeasance, bad faith, gross negligence or reckless disregard of duty; and provided further, that such person gives prompt notice thereof, executes such documents and takes such action as will permit the Trust to conduct the defense or settlement thereof and cooperates therein. In the event of a settlement approved by the trustees of any such claim, alleged liability, action, suit or proceeding, indemnification and reimbursement shall be provided except as to such matters covered by the settlement which the Trust is advised by its counsel arouse from the trustee's, officer's or agent's willful misfeasance, bad faith, gross negligence, or reckless disregard of duty. Such rights of indemnification and reimbursement shall be satisfied only out of the trust estate. The rights accruing to any person under these provisions shall not include any other right to which he may be lawfully entitled, nor shall anything contained herein restrict the right of the Trust to indemnify or reimburse such person in any proper case even though not specifically provided for herein, nor shall anything contained herein restrict such right of a trustee to contribution as may be available under applicable law.

Item 16.    List of Exhibits

        See the Exhibit Index attached to this registration statement and incorporated herein by reference.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(b)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia on the 10th day of December, 2004.

MERCER INTERNATIONAL INC.
By:	/s/ JIMMY S.H. LEE Name: Jimmy S.H. Lee Title: Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose individual signature appears below hereby constitutes and appoints Jimmy S. H. Lee and David M. Gandossi, or either of them acting alone or together, as attorneys-in-fact, with full power of substitution, to execute in the name of and on behalf of each person, individually and in each capacity stated below, and to file with the SEC, any and all amendments to this registration statement, including any and all post-effective amendments, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JIMMY S.H. LEE Jimmy S.H. Lee	Chief Executive Officer	December 10, 2004
/s/ DAVID M. GANDOSSI David M. Gandossi	Chief Financial Officer	December 10, 2004
/s/ KENNETH A. SHIELDS Kenneth A. Shields	Trustee	December 10, 2004
/s/ WILLIAM D. MCCARTNEY William D. McCartney	Trustee	December 10, 2004
/s/ GRAEME A. WITTS Graeme A. Witts	Trustee	December 10, 2004
/s/ GUY W. ADAMS Guy W. Adams	Trustee	December 10, 2004
/s/ ERIC LAURITZEN Eric Lauritzen	Trustee	December 10, 2004

EXHIBIT INDEX

Exhibit Number	Description
1.1(1)	Underwriting Agreement(1)
3.1(2)	(a) Restated Declaration of Trust of the Company as filed with the Secretary of State of Washington on June 11, 1990 together with an Amendment to Declaration of Trust dated December 12, 1991.
(b) Amendments to Declaration of Trust dated July 8, 1993; August 17, 1993; and September 9, 1993.
3.2(2)	Trustees' Regulations dated September 24, 1973.
4.1(3)	Indenture dated as of December 10, 2004 between Mercer International Inc. and Wells Fargo Bank, N.A., Trustee.
4.2	Shareholder Rights Plan. Incorporated by reference from Form 8-K dated December 24, 2003.
5.1(3)	Opinion of Heller Ehrman White & McAuliffe LLP, as to the legality of the securities being registered.
12(3)	Computation of ratio of earnings to fixed charges.
23.1(3)	Consent of Peterson Sullivan P.L.L.C.
23.2(3)	Consent of Deloitte & Touche LLP.
23.3(3)	Consent of Deloitte & Touche LLP.
23.4(3)	Consent of Heller Ehrman White & McAuliffe LLP (included in exhibit 5.1).
24	Power of Attorney (included on signature page of this registration statement).
25(3)	Statement of eligibility of Wells Fargo Bank, N.A., as Trustee, on Form T-1.

(1)
To be filed by amendment hereto or pursuant to a Current Report on Form 8-K to be incorporated herein by reference.

(2)
Filed in Form 10-K for prior years.

(3)
Filed herewith.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA
EXCHANGE RATES
MERCER INTERNATIONAL INC.
RISK FACTORS
SECURITIES WE MAY OFFER
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX